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                                                                  [TELECOM LOGO]

17 December 1999

                                 MEDIA RELEASE

                      Telecom credit rating remains strong

Telecom's credit rating remains the highest among publicly listed New Zealand corporates after a downgrade by credit rating agency Moody's Investor Service. Moody's put Telecom's rating on review on 3 June after Telecom took a 9.8% stake in AAPT.

"This downgrade is disappointing," Telecom Chief Financial Officer Jeff White said.

He noted that Moody's today said: "AAPT provides Telecom with a platform for regional expansion, improving the potential to accelerate its revenue growth and create additional value for trans-Tasman wireless and business services."

Moody's also said it believes: "Telecom will continue to generate strong and predictable cash flows with a high quality network and a dynamic management team."

Mr White said it was disappointing that Moody's appeared not to have given weight to the following issues:

 . In regards to Telecom's dividend payout ratio, the prospects for future earnings growth (goodwill aside) have been enhanced by the investment in AAPT.

 . Telecom has been clear about its intention to let its dividend payout ratio decline as earnings grow.

 . Australia's economy continues to grow robustly and the New Zealand economy is widely forecast to experience robust growth, further contributing to Telecom's earnings opportunities.

 . Telecom's expected capital requirements are primarily in mobility and data markets which have proven to be fertile ground for earnings growth.

 . In regards to Telecom's reduced operating margin, Telecom has one of the strongest operating margins in the telecommunications industry.

 . The recent dramatic success of public offerings of telecommunications stocks in Australia provide AAPT with many options for readily raising equity to fund its capital requirements and gives Telecom flexibility to readily float several of its numerous operating units if that would add value for shareholders.

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Mr White noted that in the past several years Telecom has twice raised debt significantly and then experienced a subsequent steady improvement in interest cover ratios.

"Telecom hopes that as its ratios strengthen with earnings growth, Moody's will acknowledge that with an early ratings upgrade," Mr White said.

Moody's downgraded its rating for Telecom Corporation of New Zealand Limited and its subsidiaries to A1 from Aa2 for senior unsecured debt and has downgraded its rating on Telecom's subordinated debt to A2 from Aa3.



Media Enquiries:

Angus Barclay, Financial Communications Manager,
Telecom New Zealand
Phone 025-240-7131
angus.barclay@telecom.co.nz
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